

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2007

Mr. Thomas M. Boehlert
Chief Financial Officer
Kinross Gold Corporation
52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y2

> **Re:** **Kinross Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-13382**

Dear Mr. Boehlert:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Disclosure Controls and Procedures

1. We note your disclosure in which you state, "…management recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met…)."

Please revise your disclosure to clarify whether your officers also concluded that your disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures.

Alternatively, you may remove the reference to the level of assurance of your disclosure of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2.   We note your disclosure in which you state, "Other than as discussed above, there have been no significant changes to our system of internal control over financial reporting or in other areas for the year ended December 31, 2006 or since that time that could significantly affect our internal control over financial reporting." General Instruction B(6)(e) of Form 40-F requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, you internal control over financial reporting. Please revise your disclosure to remove the qualifying language "Other than…" and state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period covered by the report that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, discuss specifically the improvements you have made to your system of internal control over financial reporting during the year that has materially affected or will materially affect your internal control over financial reporting.

Exhibit 99.1 – 2006 Annual Information Form

Mineral Reserve and Resource Statement, page 25

Silver Reserves, page 27

3.   Please add a note to discuss the reasons for the 13,656 ozs Au exploration/ engineering change in your La Coipa property.

Exhibit 99.3 – Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 8

ix. Property, Plant and Equipment and Impairment of Property, Plant and Equipment, page 10

4.   Please expand your policy note to clarify how you distinguish between exploration and development costs. Please also indicate how the costs of activities undertaken in those areas adjacent to an area that has proven or probable reserves, often for the purpose of establishing or expanding the production capacity of a mine, are characterized, in applying this policy.

It should be clear how you are accounting for the costs of drilling and other activities necessary to convert measured, indicated and inferred resources to reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage property.

5.   We note you disclose that for impairment test purpose, you risk adjust the cash flow estimates of recoverable production from inferred mineral interests to reflect the greater uncertainty associated with those cash flows. Please expand your disclosure to clarify whether you also risk adjust the cash flow estimates from measured and indicated resources, and if not why not.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief